EXHIBIT (6)(c)

FEE REDUCTION AGREEMENT

     AGREEMENT made as of this 11th day of August, 2008, between each Fund listed on Appendix A (the “Funds”) and Eaton Vance Management (the “Adviser”).

     WHEREAS, each Fund has entered into an Investment Advisory Agreement (“Advisory Agreement”) with the Adviser, which Advisory Agreement provides that the Adviser shall be entitled to receive an asset-based fee payable at a specified rate;

     WHEREAS, each Fund has entered into commercial paper facilities administered by Citibank N.A. (the “CP Facility”) pursuant to which it borrowed funds for the purpose of redeeming a portion of its outstanding auction rate preferred shares (“APS”);

     WHEREAS, in connection with the foregoing the Adviser agreed to reduce each Fund’s advisory fee during an eighteen month period as described in paragraph 1 below; and

WHEREAS, the Adviser and each Fund wish to memorialize the foregoing in writing;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, receipt of which is hereby acknowledged, each Fund and the Adviser hereby agree as follows:

1.	For the period from May 1, 2008 to October 31, 2009, notwithstanding any provisions of the Advisory Agreement to the contrary, the Adviser will reduce its advisory fee to the extent that the Fund’s cost of the CP Facility financing used to partially redeem its APS is greater than the dividends and remarketing fee that would have been incurred had such APS not been redeemed (the “Incremental Cost”). Such fee reduction will be calculated as the lesser of (i) 50% of the Fund’s advisory fee on assets attributable to the CP Facility financing or (ii) the Incremental Cost.
If at any time during the foregoing stated period the Adviser reduces its advisory fee pursuant to this Agreement, the Adviser will be entitled to recoup the amount of such reduction, provided that any such recoupment occur not later than November 30, 2009.
2.	This Agreement only may be terminated or amended upon the mutual written consent of a Fund and the Adviser; provided, however, that (i) no termination of this Agreement shall be effective unless approved by the majority vote of those Trustees of the Fund who are not interested persons of the Adviser or the Fund (the “Independent Trustees”) and by the vote of a majority of the outstanding voting securities of the Fund; (ii) no amendment of this Agreement shall be effective unless approved by the majority vote of the Independent Trustees; and (iii) no amendment of this Agreement that decreases the fee reductions set forth herein shall be effective unless approved by the vote of a majority of the outstanding voting securities of the Fund.
3.	For purposes of this Agreement the term “vote of a majority of the outstanding voting securities of a Fund” shall the meaning specified in the Declaration of Trust of each Fund.
4.	This instrument is executed under seal and shall be governed by Massachusetts law.

     IN WITNESS WHEREOF, this Agreement has been executed as of the date set forth above by a duly authorized officer of each party.

Each Fund on Appendix A

By:	/s/ Barbara E. Campbell
Barbara E. Campbell
Treasurer

Eaton Vance Management

By:	/s/ Maureen A. Gemma
Maureen A. Gemma
Vice President

Exhibit A

Eaton Vance Credit Opportunities Fund Eaton Vance Floating-Rate Income Trust Eaton Vance Limited Duration Income Fund Eaton Vance Senior Floating-Rate Trust